Exhibit 21.1

Subsidiaries of the Registrant

(As of December 31, 2012. All subsidiaries are 100% owned unless indicated otherwise.)

Name	State or Other Jurisdiction of Incorporation

Atlas Air Worldwide Holdings, Inc. (Registrant)	Delaware
Atlas Air, Inc.	Delaware
Polar Air Cargo Worldwide, Inc. (1)	Delaware
Global Supply Systems Limited (2)	United Kingdom
Polar Air Cargo LLC.	California
Titan Aviation Leasing Limited	Ireland
Titan Aviation Leasing – Americas, Inc.	Delaware
Titan Acquisition 1 Limited (Ireland)	Ireland
Titan Americas Acquisition, LLC	Delaware
JL Beneficiary, LLC	Delaware
AAWW International 1 Inc.	British Virgin Islands
AAWW International 2 Inc.	British Virgin Islands
Titan Aviation HK Holdings Limited	Hong Kong
Titan Aviation (Hong Kong) Limited	Hong Kong
AAWW Al Hai Holding Company (3)	British Virgin Islands
Titan Singapore Aircraft Leasing PTE. LTD	Singapore

(1)	51% owned.
(2)	49% owned
(3)	50% owned